Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three Months Ended 30 June 2023

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 June 2023	31 March 2023
Assets
Current assets:
Cash and cash equivalents	$137.0	$113.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	15.0	67.6
Restricted short-term investments - Asbestos	194.9	140.9
Accounts and other receivables, net	359.3	354.8
Inventories	312.1	344.2
Prepaid expenses and other current assets	50.0	41.0
Insurance receivable - Asbestos	6.7	6.8
Workers’ compensation - Asbestos	1.8	1.8
Total current assets	1,081.8	1,075.1
Property, plant and equipment, net	1,898.9	1,839.6
Operating lease right-of-use-assets	58.1	59.4
Finance lease right-of-use-assets	3.3	2.0
Goodwill	194.3	194.9
Intangible assets, net	153.7	155.2
Restricted long-term investments - Asbestos	—	36.2
Insurance receivable - Asbestos	27.2	28.2
Workers’ compensation - Asbestos	16.2	16.4
Deferred income taxes	725.7	755.6
Deferred income taxes - Asbestos	285.8	298.6
Other assets	16.7	17.9
Total assets	$4,461.7	$4,479.1
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$397.8	$387.7
Accrued payroll and employee benefits	82.0	108.3
Operating lease liabilities	18.4	18.1
Finance lease liabilities	1.1	0.8
Accrued product warranties	3.8	5.4
Income taxes payable	40.2	15.4
Asbestos liability	118.0	119.4
Workers’ compensation - Asbestos	1.8	1.8
Other liabilities	26.7	40.4
Total current liabilities	689.8	697.3
Long-term debt	977.9	1,059.0
Deferred income taxes	97.5	93.6
Operating lease liabilities	59.2	61.1
Finance lease liabilities	2.4	1.4
Accrued product warranties	31.4	30.2
Income taxes payable	—	2.3
Asbestos liability	813.8	857.7
Workers’ compensation - Asbestos	16.2	16.4
Other liabilities	54.1	48.7
Total liabilities	2,742.3	2,867.7
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 440,122,249 shares issued and outstanding at 30 June 2023 and 442,056,296 shares issued and outstanding at 31 March 2023	228.7	230.0
Additional paid-in capital	243.0	237.9
Retained earnings	1,308.0	1,196.8
Accumulated other comprehensive loss	(60.3)	(53.3)
Total shareholders’ equity	1,719.4	1,611.4
Total liabilities and shareholders’ equity	$4,461.7	$4,479.1
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2023	2022
Net sales	$954.3	$1,000.9
Cost of goods sold	580.9	661.8
Gross profit	373.4	339.1
Selling, general and administrative expenses	128.9	121.6
Research and development expenses	10.7	9.4
Asbestos adjustments (gain) loss	(0.1)	(13.2)
Operating income	233.9	221.3
Interest, net	5.8	8.8
Other (income) expense	(0.3)	0.2
Income before income taxes	228.4	212.3
Income tax expense	70.6	49.2
Net income	$157.8	$163.1
Income per share:
Basic	$0.36	$0.37
Diluted	$0.36	$0.37
Weighted average common shares outstanding (Millions):
Basic	441.8	445.4
Diluted	442.8	445.9
Comprehensive income, net of tax:
Net income	$157.8	$163.1
Currency translation adjustments	(7.0)	(34.7)
Comprehensive income	$150.8	$128.4
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
Cash Flows From Operating Activities
Net income	$157.8	$163.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44.9	40.5
Lease expense	6.2	6.3
Deferred income taxes	32.8	26.5
Stock-based compensation	6.1	1.4
Asbestos adjustments (gain) loss	(0.1)	(13.2)
Other, net	5.9	2.2
Changes in operating assets and liabilities:
Accounts and other receivables	(5.8)	13.8
Inventories	30.9	(26.0)
Lease assets and liabilities, net	(6.0)	(6.4)
Prepaid expenses and other assets	(7.9)	(23.4)
Insurance receivable - Asbestos	0.6	1.4
Accounts payable and accrued liabilities	26.7	(0.4)
Claims and handling costs paid - Asbestos	(33.6)	(28.6)
Income taxes payable	23.0	10.4
Other accrued liabilities	(29.2)	(14.0)
Net cash provided by operating activities	$252.3	$153.6
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(125.6)	$(174.1)
Capitalized interest	(3.8)	(0.8)
Purchase of restricted investments - Asbestos	(20.1)	(40.9)
Net cash used in investing activities	$(149.5)	$(215.8)
Cash Flows From Financing Activities
Proceeds from credit facilities	$—	$40.0
Repayments of credit facilities	(80.0)	(30.0)
Proceeds from issuance of shares	0.1	—
Repayment of finance lease obligations and borrowings	(0.3)	(0.3)
Shares repurchased	(49.0)	—
Taxes paid related to net share settlement of equity awards	—	(0.8)
Net cash (used in) provided by financing activities	$(129.2)	$8.9
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(2.2)	$(9.0)
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(28.6)	(62.3)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.6	271.9
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$157.0	$209.6
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$18.9	$42.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 30 June 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	157.8	—	—	157.8
Other comprehensive loss	—	—	—	—	(7.0)	(7.0)
Stock-based compensation	—	6.1	—	—	—	6.1
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(49.0)	—	(49.0)
Shares cancelled	(1.3)	(1.1)	(46.6)	49.0	—	—
Balances as of 30 June 2023	$228.7	$243.0	$1,308.0	$—	$(60.3)	$1,719.4

	Three Months Ended 30 June 2022
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$(22.0)	$1,332.9
Net income	—	—	163.1	—	163.1
Other comprehensive loss	—	—	—	(34.7)	(34.7)
Stock-based compensation	0.1	0.5	—	—	0.6
Dividends declared	—	—	(133.6)	—	(133.6)
Balances as of 30 June 2022	$232.2	$230.9	$921.9	$(56.7)	$1,328.3
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the three months ended 30 June 2023, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2023.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2023	2022
Basic common shares outstanding	441.8	445.4
Dilutive effect of stock awards	1.0	0.5
Diluted common shares outstanding	442.8	445.9
There were no potential common shares which would be considered anti-dilutive for the three months ended 30 June 2023 and 2022.
Potential common shares of 0.5 million and 0.3 million for the three months ended 30 June 2023 and 2022, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 June 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$694.8	$140.1	$21.0	$855.9
Fiber gypsum revenues	—	—	98.4	98.4
Total revenues	$694.8	$140.1	$119.4	$954.3

	Three Months Ended 30 June 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$740.1	$142.8	$18.6	$901.5
Fiber gypsum revenues	—	—	99.4	99.4
Total revenues	$740.1	$142.8	$118.0	$1,000.9
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 June	31 March
(Millions of US dollars)	2023	2023
Cash and cash equivalents	$137.0	$113.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	15.0	67.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$157.0	$185.6
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.
4.  Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2023	2023
Finished goods	$213.4	$237.8
Work-in-process	22.3	23.0
Raw materials and supplies	90.5	93.9
Provision for obsolete finished goods and raw materials	(14.1)	(10.5)
Total inventories	$312.1	$344.2

5.  Long-Term Debt

	30 June	31 March
(Millions of US dollars)	2023	2023
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$434.8	$436.1
Principal amount 5.000% notes due 2028	400.0	400.0
Total	834.8	836.1

Unsecured revolving credit facility	150.0	230.0

Unamortized debt issuance costs:	(6.9)	(7.1)
Total Long-term debt	$977.9	$1,059.0

Weighted average interest rate of Long-term debt	4.7%	4.7%
Weighted average term of available Long-term debt	3.7 years	4.0 years

Fair value of Senior unsecured notes (Level 1)	$788.0	$785.2

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As of 30 June 2023, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of US$150.0 million, and US$6.3 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$443.7 million of available borrowing capacity under the revolving credit facility.
As of 30 June 2023, the Company was in compliance with all of its covenants contained in the senior unsecured notes and the unsecured revolving credit facility agreement.
6.  Asbestos
In February 2007, the Company's shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to AICF.
Asbestos Adjustments (Gain) Loss
The Asbestos adjustments (gain) loss included in the condensed consolidated statements of operations and comprehensive income comprise the following:

	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
Effect of foreign exchange on Asbestos net liabilities	$(4.4)	$(34.0)
Loss on foreign currency forward contracts	4.2	20.4
Other	0.1	0.4
Asbestos adjustments (gain) loss	$(0.1)	$(13.2)
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended	For the Years Ended 31 March
	30 June 2023	2023	2022	2021	2020	2019
Number of open claims at beginning of period	359	365	360	393	332	336
Number of new claims
Direct claims	96	403	411	392	449	430
Cross claims	39	152	144	153	208	138
Number of closed claims	173	561	550	578	596	572
Number of open claims at end of period	321	359	365	360	393	332
Average settlement amount per settled claim	A$286,000	A$303,000	A$314,000	A$248,000	A$277,000	A$262,000
Average settlement amount per case closed [1]	A$255,000	A$271,000	A$282,000	A$225,000	A$245,000	A$234,000

Average settlement amount per settled claim	US$191,000	US$208,000	US$232,000	US$178,000	US$189,000	US$191,000
Average settlement amount per case closed [1]	US$170,000	US$186,000	US$208,000	US$162,000	US$167,000	US$171,000
[1] The average settlement amount per case closed includes nil settlements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the three months ended 30 June 2023:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2023	$(977.1)	$35.0	$244.7	$(0.6)	$(698.0)	$298.6	$40.7	$(358.7)
Asbestos claims paid	33.3	—	(33.3)	—	—	—	—	—
AICF claims-handling costs incurred (paid)	0.3	—	(0.3)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.4)	—	(0.4)	—	—	(0.4)
Insurance recoveries	—	(0.6)	0.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(8.7)	(31.6)	(40.3)
Other movements	—	—	1.2	1.0	2.2	(0.5)	(0.1)	1.6
Effect of foreign exchange	11.7	(0.5)	(2.6)	(0.1)	8.5	(3.6)	(0.5)	4.4
Closing Balance - 30 June 2023	$(931.8)	$33.9	$209.9	$0.3	$(687.7)	$285.8	$8.5	$(393.4)
AICF Funding
During fiscal year 2024, the Company will contribute A$137.5 million to AICF in quarterly installments. The first payment of A$34.4 million was made on 3 July 2023.
For the three months ended 30 June 2023, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 30 June 2023:

Date Invested	Maturity Date	Interest Rate	A$ Millions
April 2023	15 April 2024	4.35%	30.0
February 2023	13 July 2023	4.74%	70.0
February 2023	13 October 2023	4.74%	40.0
February 2023	13 January 2024	4.74%	39.0
February 2023	13 February 2024	4.74%	1.0
April 2022	5 April 2024	2.75%	54.0
January 2022	25 January 2024	1.41%	30.0
October 2021	6 October 2023	0.60%	30.0
7.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s foreign currency forward contracts:

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2023		31 March 2023
Derivatives not accounted for as hedges	30 June 2023	31 March 2023	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$462.6	$269.0	$3.0	$16.5	$2.2	$11.4

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's condensed consolidated statements of operations and comprehensive income as follows:

	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
Asbestos adjustments loss	$4.2	$20.4
Selling, general and administrative expenses	—	4.6
Total loss	$4.2	$25.0
8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s condensed consolidated financial position, results of operations or cash flows, except as they relate to asbestos, Australia Class Action Securities Claim and New Zealand weathertightness ("NZWT") claims as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
There remains only one outstanding NZWT claim, Cridge, et al., which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company anticipates the appellate court will issue its decision during calendar year 2023. As of 30 June 2023, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled on 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company is reviewing this matter and will defend the allegations vigorously. As of 30 June 2023, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
9.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2023, the Company paid taxes, net of refunds, of US$6.0 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.
Deferred income taxes include net operating loss carry-forwards. At 30 June 2023, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$78.0 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2023, the Company recognized a tax deduction of US$28.9 million (A$43.2 million) for the current year relating to total contributions to AICF of US$620.4 million (A$864.3 million) incurred in tax years 2019 through 2023.
10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
Liability Awards	$4.1	$(1.7)
Equity Awards	6.1	1.4
Total stock-based compensation expense (income)	$10.2	$(0.3)
As of 30 June 2023, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$26.0 million and will be recognized over an estimated weighted average amortization period of 1.8 years.
11. Capital Management
On 8 November 2022, the Company announced a share buyback program to acquire up to US$200 million of its outstanding shares through October 2023. Below is the activity under this program:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2023	3.8		3.8	$121.6
1 April 2023 - 30 April 2023	—	$—	—	$121.6
1 May 2023 - 31 May 2023	1.0	$24.84	1.0	$96.8
1 June 2023 - 30 June 2023	1.0	$25.65	1.0	$72.6
Total as of 30 June 2023	5.8		5.8	$72.6
All shares repurchased were subsequently cancelled by the Company and are no longer available for issuance.
12.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Corporate primarily consist of Asbestos adjustments (gain) loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales
	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
North America Fiber Cement	$694.8	$740.1
Asia Pacific Fiber Cement	140.1	142.8
Europe Building Products	119.4	118.0
Worldwide total	$954.3	$1,000.9

	Operating Income
	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
North America Fiber Cement	$217.6	$191.8
Asia Pacific Fiber Cement	46.5	36.6
Europe Building Products	11.8	12.1
Research and Development	(8.3)	(8.4)
Segments total	267.6	232.1
General Corporate	(33.7)	(10.8)
Total operating income	$233.9	$221.3

	Depreciation and Amortization
	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
North America Fiber Cement	$32.7	$30.0
Asia Pacific Fiber Cement	4.1	3.1
Europe Building Products	7.0	6.6
General Corporate	0.5	0.5
Research and Development	0.6	0.3
Worldwide total	$44.9	$40.5

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Research and development expenditures are expensed as incurred and are summarized by segment in the following table. For the three months ended 30 June 2023 and 2022, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.6 million.

	Research and Development Expenses
	Three Months Ended 30 June
(Millions of US dollars)	2023	2022
North America Fiber Cement	$2.0	$0.9
Asia Pacific Fiber Cement	0.3	0.4
Europe Building Products	0.7	0.3
Research and Development	7.7	7.8
Worldwide total	$10.7	$9.4
13.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 30 June 2023:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2023	$0.2	$1.8	$(55.3)	$(53.3)
Other comprehensive loss	—	—	(7.0)	(7.0)
Balance at 30 June 2023	$0.2	$1.8	$(62.3)	$(60.3)